SECURITIES AND EXCHANGE COMMISSION
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DIVISION OF TRADING & MARKETS

SECU 14045165 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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3/11/14

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Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. P. Morgan Securities LLC

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B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

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DD 3/18/14

J.P. Morgan Securities LLC and Subsidiaries

(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Consolidated Statement of Financial Condition
December 31, 2013

J.P. Morgan Securities LLC and Subsidiaries
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Table of Contents
December 31, 2013

	Pages
Independent Auditor's Report	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3-35

pwc

Independent Auditor's Report

To the Board of Managers and Member,
J.P. Morgan Securities LLC and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of J.P. Morgan Securities LLC and its subsidiaries (the "Company") as of December 31, 2013.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Company and its subsidiaries at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

J.P. Morgan Securities LLC and Subsidiaries

(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Consolidated Statement of Financial Condition

December 31, 2013

(in millions)		
Assets		
Cash	$	707
Cash and securities segregated under federal and other regulations		8,003
Securities purchased under resale agreements (included $12,133 at fair value)		122,695
Securities borrowed		90,148
Securities received as collateral		5,285
Receivable from customers		27,365
Receivable from brokers, dealers, clearing organizations and others		15,977
Financial instruments owned		86,664
Financial instruments owned, pledged to counterparties (which the counterparty has the right to sell or repledge)		12,352
Goodwill		1,360
Other assets (included $22 at fair value)		1,763
Total assets[a]	$	372,319
Liabilities and member's equity		
Commercial paper	$	9,778
Borrowings		16,949
Securities sold under repurchase agreements (included $306 at fair value)		160,249
Securities loaned		11,769
Obligation to return securities received as collateral		5,285
Payable to customers		101,507
Payable to brokers, dealers, clearing organizations and others		4,024
Financial instruments sold, not yet purchased		30,228
Accounts payable and other liabilities		4,188
Beneficial interests issued by consolidated variable interest entities ("VIE") (included $1,044 at fair value)		1,556
Subordinated liabilities		9,530
Total liabilities[a]		355,063
Commitments and contingencies (Note 16)		
Member's equity		17,256
Total liabilities and member's equity	$	372,319

(a) The following table presents information on assets and liabilities related to VIEs that are consolidated by the Company at December 31, 2013. The difference between total VIE assets and liabilities represents the Company's interests, in those entities, which were eliminated in consolidation.

Assets		
Financial instruments owned	$	1,928
Other assets		2
Total assets	**$**	**1,930**
Liabilities		
Beneficial interests issued by consolidated variable interest entities ("VIE")	$	1,556
Total liabilities	**$**	**1,556**

The assets of consolidated VIEs are used to settle the liabilities of those entities. The holders of the beneficial interests do not have recourse to the general credit of the Company.

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

1. Organization

The Consolidated Statement of Financial Condition includes the accounts of J.P. Morgan Securities LLC ("JPMorgan Securities") and its subsidiaries (collectively the "Company"). The Company is an indirect wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"), which is a leading global financial services firm and one of the largest banking institutions in the United States of America ("U.S."), with operations worldwide. For purposes of this report, an "affiliate" is defined as JPMorgan Chase or a direct or indirect subsidiary of JPMorgan Chase. The Company is a registered broker-dealer and investment adviser with the United States Securities and Exchange Commission ("SEC") and futures commission merchant with the Commodities Futures Trading Commission ("CFTC"). The Company is provisionally registered with the National Futures Association as a swap dealer, and the Company is progressing toward final registration.

JPMorgan Securities has the following ratings as of December 31, 2013:

	Long-term issuer	Short-term issuer	Outlook
Standard & Poor's (S&P)	A+	A-1	Stable
Moody's	Aa3	Prime-1	Stable
Fitch	A+	F1	Stable

Nature of Business

The Company acts as a primary dealer in U.S. government securities; makes markets in money market instruments and U.S. government agency securities; underwrites and trades various types of debt and equity securities (including securities issued by JPMorgan Chase or its affiliates); advises clients on business strategies, capital structures and financial strategies; structures derivative transactions to meet client needs; engages in the execution and clearance of exchange-traded futures and options, and clears over-the-counter ("OTC") derivative contracts in connection with JPMorgan Chase's and its affiliates' client-driven market-making and risk management activities. The Company also enters into securities sold under repurchase agreements ("repurchase agreements") and securities purchased under resale agreements ("resale agreements"), and securities borrowed and loaned transactions to finance securities activities. The Company, through its wholly-owned subsidiary J.P. Morgan Clearing Corp. ("Clearing Corp."), provides securities clearing, customer financing, securities lending and related services. Additionally, Clearing Corp. acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, and (ii) the proprietary trading accounts of hedge funds, brokers and dealers and other professional trading firms (collectively "clearing clients"). Clearing Corp. also acts as a carrying and clearing broker for certain activities of its affiliates, including JPMorgan Securities, on either a fully disclosed or omnibus basis.

2. Significant Accounting Policies

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the U.S. ("U.S. GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by regulatory authorities.

(a) Accounting and Reporting Developments

Consolidated Statement of Financial Condition Netting

In December 2011, the Financial Accounting Standards Board ("FASB") issued guidance that requires enhanced disclosures about certain financial assets and liabilities that are subject to legally enforceable master netting agreements or similar agreements, or that have otherwise been offset on the Statement of Financial Condition under certain specific conditions that permit net presentation. In January 2013, the FASB clarified that the scope of this guidance is limited to derivatives, securities sold under repurchase agreements ("repurchase agreements") and securities purchased under resale agreements ("resale agreements"), and securities borrowing and lending transactions. The Company adopted the new guidance, effective January 1, 2013. The application of this guidance had no impact on the Company's Consolidated Statement of Financial Condition or results of operations. For further information, see Notes 5 and 6 of these Notes to Consolidated Statement of Financial Condition.

(b) Basis of presentation

Consolidation

The Consolidated Statement of Financial Condition includes the accounts of the Company and entities in which the Company has a controlling financial interest as of December 31, 2013. All material intercompany balances and transactions have been eliminated. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE").

Voting Interest Entities

Voting interest entities are entities that have sufficient equity and provide the equity investors voting rights that enable them to make significant decisions relating to the entity's operations. For these types of entities, the Company's determination of whether it has a controlling interest is primarily based on the amount of voting equity interests held. Entities in which the Company has a controlling financial interest, through ownership of the majority of the entities' voting equity interests, or through other contractual rights that give the Company control, are consolidated by the Company. Investments in companies in which the Company has significant influence over operating and financing decisions (but does not own a majority of the voting equity interests) are accounted for (i) in accordance with the equity method of accounting (which requires the Company to recognize its proportionate share of the entity's net earnings), or (ii) at fair value if the fair value option was elected. At December 31, 2013, the Company did not have any equity method investments.

Variable Interest Entities

Variable Interest Entities (VIEs) are entities that, by design, either (1) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity.

The most common type of VIE is a special purpose entity ("SPE"). SPEs are commonly used in securitization transactions in order to isolate certain assets and distribute the cash flows from those assets to investors. The basic SPE structure involves a company selling assets to the SPE; the SPE funds the purchase of those assets by issuing securities to investors. The legal documents that govern the transaction specify how the cash earned on the assets must be allocated to the SPE's investors and other parties that have rights to those cash flows. SPEs are generally structured to insulate investors from claims on the SPE's assets by creditors of other entities, including the creditors of the seller of the assets.

The primary beneficiary of a VIE (i.e., the party that has a controlling financial interest) is required to consolidate the assets and liabilities of the VIE. The primary beneficiary is the party that has both (1) the power to direct the activities of an entity that most significantly impact the VIE's economic performance; and (2) through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

To assess whether the Company has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance, the Company considers all facts and circumstances, including its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes, first, identifying the activities that most significantly impact the VIE's economic performance; and second, identifying which party, if any, has power over those activities. In general, the parties that make the most significant decisions affecting the VIE (such as asset managers, collateral managers, servicers, owners of call options or liquidation rights over the VIE's assets) or have the right to unilaterally remove those decision-makers are deemed to have the power to direct the activities of a VIE.

To assess whether the Company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, the Company considers all of its economic interests, including debt and equity investments, derivatives or other arrangements deemed to be variable interests in the VIE. This assessment requires that the Company apply judgment in determining whether these interests, in the aggregate, are considered potentially significant to the VIE. Factors considered in assessing significance include: the design of the VIE, including its capitalization structure; subordination of interests; payment priority; relative share of interests held within the VIE's capital structure; and the reasons why the interests are held by the Company.

The Company performs on-going reassessments of (1) whether any entities previously evaluated under the majority voting-interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework; and (2) whether changes in the facts and circumstances regarding the Company's involvement with a VIE cause the Company's consolidation conclusion to change. See Note 12 of this Consolidated Statement of Financial Condition for further information about VIEs.

Offsetting assets and liabilities

U.S. GAAP permits entities to present derivative receivables and derivative payables with the same counterparty and the related cash collateral receivables and payables on a net basis on the Consolidated Statement of Financial Condition when a legally enforceable master netting agreement exists. U.S. GAAP also permits securities sold and purchased under repurchase agreements to be presented net when specified conditions are met, including the existence of a legally enforceable master netting agreement. The Company has elected to net such balances when the specified conditions are met.

The Company uses master netting agreements to mitigate counterparty credit risk in certain transactions, including derivatives transactions, repurchase and resale agreements, and securities borrowed and loaned agreements. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due after expiration of any grace period). Upon the exercise of termination rights by the non-defaulting party, (i) all transactions are terminated, (ii) all transactions are valued and the positive value or "in the money" transactions are netted against the negative value or "out of the money" transactions and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Upon exercise of repurchase agreement and securities loaned default rights (i) all securities loan transactions are terminated and accelerated, (ii) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each other and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount.

Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in or title transfer of securities or cash collateral/margin to the party that has the right to demand margin (the "demanding party"). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set-off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty. For further discussion of the Company's derivative instruments and security financing activity see Notes 5 and 6, respectively of this Consolidated Statement of Financial Condition.

Use of Estimates in the Preparation of the Consolidated Statement of Financial Condition

The preparation of this Consolidated Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and the disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

(c) Cash and Securities Segregated under Federal and Other Regulations

The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and securities to satisfy rules regarding the protection of customer assets. As of December 31, 2013, JPMorgan Securities had $5.3 billion of cash segregated and Clearing Corp. had $409 million of cash segregated to be in compliance with regulations.

The Company also segregated U.S. government obligations obtained in the normal course of business with a market value of $2.3 billion.

Additionally, the Company segregated $6.5 billion of customer owned securities at December 31, 2013. These securities are not included on the Consolidated Statement of Financial Condition.

(d) Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased are accounted for at fair value. For information related to the Company's valuation methodologies under fair value measurement, see Note 3 of these Notes to Consolidated Statement of Financial Condition. Balances reflect the reduction of securities owned (long positions) by the amount of securities sold but not yet purchased (short positions) when the long and short positions have identical Committee on Uniform Security Identification Procedures numbers ("CUSIPs").

(e) Securities Transactions

Principal securities transactions in regular way trades are recorded on the trade date, the date on which an agreement is executed to purchase or sell a security. Principal securities transactions in non-regular way trades are recorded on settlement date (the date on which the payment of funds and delivery of securities are to take place) with changes in value recorded on the Consolidated Statement of Financial Condition between trade and settlement dates. Receivable from brokers, dealers, clearing organizations and others included approximately $994 million of net unsettled principal securities transactions.

(f) Customer Transactions

Receivables from and payables to customers primarily include amounts arising from securities and margin transactions. These customer securities transactions are recorded on the Consolidated Statement of Financial Condition on a settlement date basis. In the event of fails to deliver or receive, the Company records corresponding receivables from customers or payables to customers, respectively, with a corresponding entry to financial instruments owned or financial instruments sold, not yet purchased.

The Company monitors the market value of collateral held and the market value of securities receivable from customers to secure receivables from customers. It is the Company's policy to request and obtain additional collateral when appropriate.

Assets owned by customers, including those that collateralize margin and other similar transactions and held for clients on an agency or fiduciary capacity by the Company are not assets of the Company and are not included on the Consolidated Statement of Financial Condition.

(g) Goodwill

Goodwill is recorded upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment during the fourth quarter of each fiscal year, or more often if events or circumstances, such as adverse changes in the business climate, indicate that there may be impairment. Goodwill was not impaired at December 31, 2013.

(h) Income Taxes

The Company is included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the Consolidated Statement of Financial Condition. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the Consolidated Statement of Financial Condition. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's Consolidated Statement of Financial Condition to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. See Note 7 of this Consolidated Statement of Financial Condition for a further discussion of income taxes.

The tax sharing arrangement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current and deferred tax assets or liabilities.

(i) Foreign Currency Remeasurement

The Company revalues assets and liabilities denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates.

3. Fair Value Measurement of Financial Instruments

The Company carries a portion of its assets and liabilities at fair value. These assets and liabilities are predominantly carried at fair value on a recurring basis (i.e., assets and liabilities that are measured and reported at fair value on the Company's Consolidated Statement of Financial Condition.)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on models that consider relevant transaction characteristics (such as maturity) and use as inputs observable or unobservable market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value, as described below. Imprecision in estimating

unobservable market inputs or other factors can affect the amount of gain or loss recorded for a particular position. Furthermore, while the Company believes its valuation methods are appropriate and consistent with those of other market participants, the methods and assumptions used reflect management's judgment and may vary across the Company's businesses and portfolios. The Company uses various methodologies and assumptions in the determination of fair value. The use of different methodologies or assumptions to those used by the Company could result in a different estimate of fair value at the reporting date.

Valuation process

Risk-taking functions are responsible for providing fair value estimates for assets and liabilities carried on the Consolidated Statement of Financial Condition at fair value. A valuation control function, which is part of the finance function and independent of the risk-taking function, is responsible for verifying these estimates and determining any fair value adjustments that may be required to ensure that the Company's positions are recorded at fair value. In addition, JP Morgan Chase has a firm-wide Valuation Governance Forum ("VGF"), comprising senior finance and risk executives to oversee the management of risks arising from valuation activities conducted across JP Morgan Chase, including the Company. The VGF is chaired by the firm-wide head of the valuation control function.

The valuation control function verifies the fair value estimates leveraging independently derived prices, valuation inputs and other market data, where available. Where independent prices or inputs are not available, additional review is performed by the valuation control function to ensure the reasonableness of estimates that cannot be verified to external independent data, and may include: evaluating the limited market activity including client unwinds; benchmarking of valuations inputs to those for similar instruments; decomposing the valuation of structured instruments into individual components; comparing expected to actual cash flows; reviewing of detailed profit and loss trends; and reviewing trends in collateral valuation. In addition there are additional levels of management review for more significant or complex positions.

The valuation control function determines any valuation adjustments that may be required to the estimates provided by the risk-taking functions. No adjustments are applied to the quoted market price for instruments classified within level 1 of the fair value hierarchy (see below for further information on the fair value hierarchy). For other positions, judgment is required to assess the need for valuation adjustments to appropriately reflect liquidity considerations, unobservable parameters and, for certain portfolios that meet specified criteria, the size of the net open risk position. The determination of such adjustments follows a consistent framework across JPMorgan Chase.

Liquidity valuation adjustments are considered when the Company may not be able to observe a recent market price for a financial instrument that trades in an inactive (or less active) market. The Company estimates the amount of uncertainty in the initial fair value estimate based on the degree of liquidity in the market. Factors that may be considered in determining the liquidity adjustment include (1) the amount of time since the last relevant pricing point (2) whether there was an actual trade or relevant external quotes or alternatively pricing points for similar instruments in active markets; and (3) the volatility of the principal risk component of the financial instrument. The Company manages certain portfolios of financial instruments that the Company manages on the basis of net open risk exposure, valuation adjustments are necessary to reflect the cost of exiting a larger-than-normal market-size net open risk position. Where applied, such adjustments are based on factors that a relevant market participant would consider in the transfer of the net open risk position including the size of the adverse market move that is likely to occur during the period required to reduce the net open risk position to a normal market-size.

Unobservable parameter valuation adjustments may be made when positions are valued using internally developed models that incorporate unobservable parameters - that is, parameters that must be estimated and are, therefore, subject to management judgment. Unobservable parameter valuation adjustments are applied to reflect the uncertainty inherent in the valuation estimate provided by the model. Where appropriate, the Company also applies adjustments to its estimates of fair value in order to appropriately reflect counterparty credit quality, applying a consistent framework across the Company.

Valuation model review and approval

If prices or quotes are not available for an instrument or a similar instrument, fair value is generally determined using valuation models that consider relevant transaction data such as maturity and use as inputs market-based or independently sourced parameters. Where this is the case the price verification process described above is applied to the inputs to those models. Model reviews consider a number of factors about the model's suitability for valuation of a particular product including whether it accurately reflects the significant risk characteristics of a particular instrument; the selection and reliability of model inputs; consistency with models for similar products; the appropriateness of any model-related adjustments; and sensitivity to input parameters and assumptions that cannot be observed from the market. In addition, the model reviews analyzes and challenges the model methodology and the reasonableness of model assumptions and may

perform or require additional testing, including back-testing of model outcomes. New significant valuation models, as well as material changes to existing models, are reviewed and approved prior to implementation except where specified conditions are met. A model risk assessment is performed where developments in the product or market are considered in determining whether valuation models which have already been reviewed need to be reviewed and approved again.

Valuation Hierarchy

A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: One or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used by the Company to measure its more significant products/instruments at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Product/instrument	Valuation methodology	Classifications in the valuation hierarchy
Securities financing agreements	*Valuations are based on discounted cash flows, which consider:* • Derivative features. For further information refer to discussion on derivatives below. • Market rates for the respective maturity • Collateral	Level 2
Financial instruments owned	*Quoted market prices are used where available.*	Level 1
	In the absence of quoted market prices, securities are valued based on: • Observed market prices (circumstances are limited) • Relevant broker quotes • Observed market prices for similar instruments *Where observable market data is unavailable or limited, valuations are based on discounted cash flows, which consider the following:* • Yield • Lifetime credit losses • Loss severity • Prepayment speed • Servicing costs *Mortgage- and asset-backed securities specific inputs:* • Collateral characteristics • Deal-specific payment and loss allocations • Current market assumptions related to yield, prepayment speed, conditional default rates and loss severity *Collateralized loan obligations ("CLOs"), specific inputs:* • Collateral characteristics • Deal-specific payment and loss allocations • Expected prepayment speed, conditional default rates, loss severity • Credit spreads	Level 2 or 3

Product/instrument	Valuation methodology	Classifications in the valuation hierarchy
Derivatives	Exchange-traded derivatives that are actively traded and valued using the exchange price, and over-the-counter contracts where quoted prices are available in an active market.	Level 1
	Derivatives that are valued using models such as the Black-Scholes option pricing model, simulation models, or a combination of models, that use observable or unobservable valuation inputs (e.g. plain vanilla options and interest rate and credit default swaps). Inputs include: • Contractual terms including the period to maturity • Readily observable parameters including interest rates and volatility • Credit quality of the counterparty and of the Company • Market funding levels • Correlation levels In addition, the following specific inputs are used for the following derivatives that are valued based on models with significant unobservable inputs: *Structured credit derivatives specific inputs include:* • CDS spreads and recovery rates • Credit correlation between the underlying debt instruments (levels are modeled on a transaction basis and calibrated to liquid benchmark tranche indices) • Actual transactions, where available, are used to regularly recalibrate unobservable parameters *Certain long-dated equity option specific inputs include:* • Long-dated equity volatilities *Certain interest rate and FX exotic options specific inputs include:* • Interest rate correlation • Interest rate spread volatility • Foreign exchange correlation • Correlation between interest rates and foreign exchange rates • Parameters describing the evolution of underlying interest rates	Level 2 or 3
Private equity direct investments	*Private equity direct investments* Fair value is estimated using all available information and considering the range of potential inputs, including: • Transaction prices • Trading multiples of comparable public companies • Operating performance of the underlying portfolio company • Additional available inputs relevant to the investment • Adjustments as required, since comparable public companies are not identical to the company being valued, and for company specific issues and lack of liquidity	Level 3
	Public investments held in the Private Equity portfolio • Valued using observable market prices less adjustments for relevant restrictions, where applicable	Level 1 or 2
Beneficial interests issued by VIE's	Valued using observable market information, where available In the absence of observable market information, valuations are based on the fair value of the underlying assets held by the VIE.	Level 2 or 3

The following table presents the assets and liabilities measured at fair value as of December 31, 2013, by major product category and fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis

	Fair Value Hierarchy			Netting	
December 31, 2013	Level 1	Level 2	Level 3	adjustments	Total fair value
Securities purchased under resale agreements	$ –	$ 12,133	$ –	$ –	$ 12,133
Securities received as collateral	5,285	–	–	–	5,285
Financial instruments owned including pledged to counterparties:					
Mortgage backed securities:					
U.S. government agencies - mortgage-backed securities	4	25,550	93	–	25,647
Nonagency - mortgage-backed securities	–	1,466	645	–	2,111
Total - mortgage backed securities	4	27,016	738	–	27,758
U.S. Treasury, government agencies and non U.S. government securities	7,070	10,525	–		17,595
Corporate debt securities	–	9,277	233	–	9,510
Equity securities	31,393	217	188	–	31,798
Loans	–	–	1,355	–	1,355
Certificates of deposit, bankers' acceptances and commercial paper	–	2,816	–	–	2,816
State and municipal obligations	–	2,048	710	–	2,758
Asset-backed securities	–	3,304	977	–	4,281
Total debt and equity instruments[(a)(b)]	38,467	55,203	4,201	–	97,871
Derivative receivables:					
Interest Rate	211	1,227	–	(1,196)	242
Credit	–	344	–	(340)	4
Foreign Exchange	–	119	–	(37)	82
Equity	–	4,257	–	(3,440)	817
Commodity	–	–	–	–	–
Total derivative receivables [(c)]	211	5,947	–	(5,013)	1,145
Total financial instruments owned including pledged to counterparties	38,678	61,150	4,201	(5,013)	99,016
Other assets	–	1	21	–	22
Total assets at fair value	$ 43,963	$ 73,284	$ 4,222	$ (5,013)	$ 116,456
Securities sold under repurchase agreements	$ –	$ 306	$ –	$ –	$ 306
Financial instruments sold, not yet purchased:					
Debt and equity instruments [(b)]	21,521	8,239	13	–	29,773
Derivative payables:					
Interest Rate	198	1,227	–	(1,189)	236
Credit	–	39	–	(34)	5
Foreign Exchange	–	120	–	(63)	57
Equity	–	3,593	–	(3,436)	157
Commodity	–	–	–	–	–
Total derivative payables [(c)]	198	4,979	–	(4,722)	455
Total financial instruments sold	21,719	13,218	13	(4,722)	30,228
Beneficial interests issued by consolidated VIE's	–	736	308	–	1,044
Borrowings	–	–	–	–	–
Total liabilities at fair value	$ 21,719	$ 14,260	$ 321	$ (4,722)	$ 31,578

(a) Financial instruments owned, pledged to counterparties (which the counterparty has the right to sell or repledge) include $4.1 billion of U.S. Treasury, government agencies and non-US government debt securities; $600 million of certificates of deposit, bankers' acceptances and commercial paper $3.7 billion of nonagency-mortgage-backed securities; $3.2 billion of corporate debt securities and $800 million of state and municipal obligations.

(b) Balances reflect the reduction of securities owned (long positions) by the amount of securities sold but not yet purchased (short positions) when the long and short positions have identical Committee on Uniform Security Identification Procedures numbers ("CUSIPs").

(c) As permitted under U.S. GAAP, the Company has elected to net derivative receivables and derivative payables and the related cash collateral received and paid when a legally enforceable master netting agreement exists. For purposes of the tables above, the Company does not reduce derivative receivables and derivative payables balances for this netting adjustment, either within or across the levels of the fair value hierarchy, as such netting is not relevant to a presentation based on the transparency of inputs to the valuation of an asset or liability. Therefore, the balances reported in the fair value hierarchy table are gross of any counterparty netting adjustments. However, if the Company were to net such balances within level 3, the reduction in the level 3 derivative receivables and payables balances would be immaterial at December 31, 2013. This is exclusive of the netting benefit associated with cash collateral, which would further reduce the level 3 balances.

Transfers between levels for instruments carried at fair value on a recurring basis

For the year ended December 31, 2013, there were no significant transfers between levels 1, 2 and 3.

Level 3 Valuation

Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available to the Company. For instruments valued using internally developed models that use significant unobservable inputs and are therefore classified within level 3 of the fair value hierarchy, judgments used to estimate fair value are more significant than those required when estimating the fair value of instruments classified within levels 1 and 2.

In arriving at an estimate of fair value for an instrument within level 3, management must first determine the appropriate model to use. Second, due to the lack of observability of significant inputs, management must assess all relevant empirical data in deriving valuation inputs - including, but not limited to, transaction details, yield curves, interest rates, prepayment rates, default rates, volatilities, correlations, equity or debt prices, valuations of comparable instruments, foreign exchange rates and credit curves. Finally, management judgment must be applied to assess the appropriate level of valuation adjustments to reflect counterparty credit quality, constraints on liquidity and unobservable parameters, where relevant. The judgments made are typically affected by the type of product and its specific contractual terms, and the level of liquidity for the product or within the market as a whole.

The following table presents the Company's primary level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the range of values for those inputs and, for certain instruments, the weighted averages of such inputs. While the determination to classify an instrument within level 3 is based on the significance of the unobservable inputs to the overall fair value measurement, level 3 financial instruments typically include observable components (that is, components that are actively quoted and can be validated to external sources) in addition to the unobservable components. The level 1 and/or level 2 inputs are not included in the table. In addition, the Company manages the risk of the observable components of level 3 financial instruments using securities and derivative positions that are classified within levels 1 or 2 of the fair value hierarchy.

Level 3 inputs[a]

December 31, 2013 (in millions, except for ratios)

Product/instrument	Fair value(a)	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average
Residential mortgage-backed securities and loans	$ 1,663	Discounted cash flows	Yield	4% - 11%	9%
			Prepayment Speed	0% - 15%	6%
			Conditional Default Rate	0% - 100%	48%
			Loss Severity	0% - 100%	30%
Commercial mortgage-backed securities and loans	338	Discounted cash flows	Yield	7% - 18%	7%
			Conditional Default Rate	0% - 100%	15%
			Loss Severity	40% - 40%	40%
Corporate debt securities, obligations of U.S. states and municipalities, and other	1,832	Discounted cash flows	Prepayment Speed	0% - 40%	6%
			Conditional Default Rate	4% - 7%	5%
			Loss Severity	70% - 85%	77%
			Yield	1% - 12%	4%
		Market comparables	Price	65% - 93%	84%
Collateralized loan obligations	389	Market comparables	Price	0% - 114%	91%

(a) The categories presented in the table have been aggregated based upon product type which may differ from the Consolidated Statement of Financial Condition.

The range of values presented in the table is representative of the highest and lowest level input used to value the significant instruments within a product/instrument classification. The input range does not reflect the level of input uncertainty, instead it is driven by the different underlying characteristics of the various instruments within the classification.

Where provided, the weighted averages of the input values presented in the table are calculated based on the fair value of the instruments that the input is being used to value. In the Company's view, the input range and the weighted average value do not reflect the degree of input uncertainty or an assessment of the reasonableness of the Company's estimates and assumptions. Rather, they reflect the characteristics of the various instruments held by the Company and the relative distribution of instruments within the range of characteristics. The input range and weighted average values will therefore vary from period to period and parameter to parameter based on the characteristics of the instruments held by the Company at each Consolidated Statement of Financial Condition date.

For the Company's derivative positions classified within level 3, the equity and interest rate correlation inputs used in estimating fair value were concentrated at the upper end of the range presented, while the credit correlation inputs were distributed across the range presented and the foreign exchange correlation inputs were concentrated at the lower end of the range presented. In addition, the equity and interest rate volatility inputs used in estimating fair value were concentrated at the upper end of the range presented.

Changes in and ranges of unobservable inputs

The following discussion provides a description of the impact on a fair value measurement of a change in each unobservable input in isolation, and the interrelationship between unobservable inputs, where relevant and significant. The impact of changes in inputs may not be independent as a change in one unobservable input may give rise to a change in another unobservable input, and where relationships exist between two unobservable inputs, those relationships are discussed below. Relationships may also exist between observable and unobservable inputs (for example, as observable interest rates rise, unobservable prepayment rates decline). Such relationships have not been included in the discussion below. In addition, for each of the individual relationships described below, the inverse relationship would also generally apply.

In addition, the following discussion provides a description of attributes of the underlying instruments and external market factors that affect the range of the inputs used in the valuation of the Company's positions.

Yield - The yield of an asset is the interest rate used to discount future cash flows in a discounted cash flow calculation. An increase in the yield, in isolation, would result in a decrease in a fair value measurement.

The yield of a particular mortgage-backed security primarily reflects the risk inherent in the instrument. The yield is also impacted by the absolute level of the coupon paid by the instrument (which may not correspond directly to the level of inherent risk). Therefore, the range of yield reflects the range of risk inherent in various instruments owned by the Company. The risk inherent in mortgage-backed securities is driven by the subordination of the security being valued and the characteristics of the underlying mortgages within the collateralized pool, including borrower FICO scores, loan to value ratios for residential mortgages and the nature of the property and/or any tenants for commercial mortgages.

Credit spread - The credit spread is the amount of additional annualized return over the market interest rate that a market participant would demand for taking exposure to the credit risk of an instrument. The credit spread for an instrument forms part of the discount rate used in a discounted cash flow calculation. Generally, an increase in the credit spread would result in a decrease in a fair value measurement.

Performance rates of underlying collateral in collateralized obligations (e.g. MBS, CLOs, etc.)
Prepayment speed - The prepayment speed is a measure of the voluntary unscheduled principal repayments of a prepayable obligation in a collateralized pool. Prepayment speeds generally decline as borrower delinquencies rise. An increase in prepayment speeds, in isolation, would result in a decrease in a fair value measurement of assets valued at a premium to par and an increase in a fair value measurement of assets valued at a discount to par.

Prepayment speeds may vary from collateral pool to collateral pool, and are driven by the type and location of the underlying borrower, the remaining tenor of the obligation as well as the level and type (e.g., fixed or floating) of interest rate being paid by the borrower. Typically collateral pools with higher borrower credit quality have a higher prepayment rate than those with lower borrower credit quality, all other factors being equal.

Conditional default rate - The conditional default rate is a measure of the reduction in the outstanding collateral balance underlying a collateralized obligation as a result of defaults. While there is typically no direct relationship between conditional default rates and prepayment speeds, collateralized obligations for which the underlying collateral have high prepayment

speeds will tend to have lower conditional default rates. An increase in conditional default rates would generally be accompanied by an increase in loss severity and an increase in credit spreads. An increase in the conditional default rate, in isolation, would result in a decrease in a fair value measurement.

Loss severity - The loss severity (the inverse of which is termed the recovery rate) is the expected amount of future realized losses resulting from the ultimate liquidation of a particular loan, expressed as the net amount of loss relative to the outstanding loan balance. An increase in loss severity is generally accompanied by an increase in conditional default rates. An increase in the loss severity, in isolation, would result in a decrease in a fair value measurement. The loss severity applied in valuing a mortgage-backed security investment depends on a host of factors relating to the underlying obligations (i.e., mortgages). For mortgages, this includes the loan-to-value ratio, the nature of the lender's charge over the property and various other instrument-specific factors.

Additional disclosures about the fair value of financial instruments (including financial instruments not carried at fair value)

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Consolidated Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, securities purchased under resale agreements with short-dated maturities, securities borrowed with short-dated maturities, short-term receivables and accrued interest receivable, commercial paper, securities sold under repurchase agreements with short-dated maturities, securities loaned with short-dated maturities, borrowings, accounts payable and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2013 of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

		Estimated fair value hierarchy			
December 31, 2013 (in millions)	Carrying value	Level 1	Level 2	Level3	Total estimated fair value
Financial assets					
Cash	$ 707	$ 707	$ –	$ –	$ 707
Cash and securities segregated under federal and other regulations	8,003	–	8,003	–	8,003
Securities purchased under resale agreements	110,562	–	110,562	–	110,562
Securities borrowed	90,148	–	90,148	–	90,148
Receivables and other assets	45,018	–	45,009	9	45,018
Financial liabilities					
Commercial paper	$ 9,778	$ –	$ 9,778	$ –	9,778
Borrowings	16,949	–	16,949	–	16,949
Securities sold under repurchase agreements	159,943	–	159,943	–	159,943
Securities loaned	11,769	–	11,769	–	11,769
Payables and other liabilities	109,719	–	109,719	–	109,719
Beneficial interests issued by consolidated variable interest entities	512	–	512	–	512
Subordinated liabilities	9,530	–	9,457	–	9,457

4. Fair Value Option

The fair value option provides an option to elect fair value as an alternative measurement for selected financial assets and financial liabilities, not previously carried at fair value.

Elections

Elections were made by the Company to:

- Mitigate income statement volatility caused by the differences in the measurement basis of elected instruments. For example, certain instruments elected were previously accounted for on an accrual basis, while the associated risk management instruments are accounted for on a fair value basis and/or
- Eliminate the complexities of applying certain accounting models (e.g., hedge accounting or bifurcation accounting for hybrid investments) and/or
- Better reflect those instruments that are managed on a fair value basis.

Elections include the following:

- Securities financing arrangements with an embedded derivative and/or a maturity of greater than one year.
- Certain equity investments, to better reflect the investments which are managed on a fair value basis.
- Long-term beneficial interests issued by consolidated securitization trusts where the underlying assets are carried at fair value.

Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding
The Company held $1.4 billion in loans for which the aggregate remaining contractual principal balance was $2.1 billion as of December 31, 2013.

5. Derivative Instruments

Derivative instruments enable end-users to modify or mitigate exposure to credit or market risks. Counterparties to a derivative contract seek to obtain risks and rewards similar to those that could be obtained from purchasing or selling a related cash instrument without having to exchange upfront the full purchase or sale price. The Company uses derivatives to manage its own risk exposures.

Risk management derivatives

The Company manages its market risk exposures using various derivative instruments. Interest rate contracts are used to minimize fluctuations in earnings that are caused by changes in interest rates. Fixed rate assets and liabilities appreciate or depreciate in market value as interest rates change. The Company generally uses interest rate swaps, forwards and futures to manage the impact of interest rate fluctuations. Foreign currency forward contracts are used to manage the foreign exchange risk associated with certain foreign currency-denominated (i.e., non-U.S. dollar) assets and liabilities. As a result of fluctuations in foreign currencies, the U.S. dollar-equivalent values of the foreign currency-denominated assets and liabilities increase or decrease.

The Company uses credit derivatives to manage the counterparty credit risk associated with debt related securities. Credit derivatives compensate the purchaser when the entity referenced in the contract experiences a credit event, such as bankruptcy or a failure to pay an obligation when due. Credit derivatives primarily consist of credit default swaps.

Derivative counterparties and settlement types

The Company enters into over-the-counter ("OTC") derivatives, which are negotiated and settled bilaterally with the derivative counterparty. The Company also enters into, as principal, certain exchange traded derivatives ("ETD") such as futures and options, and 'cleared' over-the-counter (OTC cleared) derivatives contracts with central counterparties ("CCPs"). ETD contracts are generally standardized contracts traded on an exchange and cleared directly with a central counterparty. In contrast, OTC-cleared derivatives are initially negotiated on a bilateral basis and then novated to a CCP. CCPs require that ETDs and OTC-cleared contracts are settled through a registered clearing member, and after executing a transaction either on an exchange or OTC. The Company is a clearing member of the major CCP's, however, for smaller markets where the Company does not hold a clearing membership, it may use an unaffiliated clearing member. All OTC, ETD and OTC-cleared derivatives that the Company executes for its own account are reported on the Company's Consolidated Statement of Financial Condition as derivative receivables and payables until such time as they are settled.

Accounting for Derivatives

All free-standing derivatives that the Company executes for its own account are required to be recorded on the Consolidated Statement of Financial Condition at fair value. The accounting for changes in value of a derivative depends on whether or not the transaction has been designated and qualifies for hedge accounting. Derivatives that are not designated as hedges are reported and measured at fair value through earnings. The Company does not have derivatives designated as hedges.

As permitted under U.S. GAAP, the Company nets derivative assets and liabilities, and the related cash collateral received and paid, when a legally enforceable master netting agreement exists between the Company and the derivative counterparty.

Notional amount of derivative contracts
The following table summarizes the notional amount of derivative contracts outstanding as of December 31, 2013:

December 31, 2013 (in millions)		Notional amounts[b]
Interest rate contracts		
Swaps	$	49,254
Futures and forwards		457,825
Written options		1,673
Purchased options		1,568
Total interest rate contracts		510,320
Credit derivatives[a]		2,672
Foreign exchange contracts		
Swaps		–
Spots, futures and forwards		24,954
Written options		–
Purchased options		–
Total foreign exchange contracts		24,954
Equity contracts		
Swaps		61,998
Futures and forwards		25,194
Written options		38,261
Purchased options		39,122
Total equity contracts		164,575
Commodity contracts		
Swaps		19
Spot, futures and forwards		–
Written options		–
Purchased options		–
Total commodity contracts		19
Total derivative notional amounts	$	702,540

(a) For more information on volumes and types of credit derivative contracts, see the credit derivative discussion in this Note to Consolidated Statement of Financial Condition.
(b) Represents the sum of gross long and gross short third-party and affiliate notional derivative contracts.

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amounts significantly exceed, in the Company's view, the possible losses that could arise from such transactions. For most derivative transactions, the notional amount is not exchanged; it is used simply as a reference to calculate payments.

Impact of derivatives on the Consolidated Statement of Financial Condition

The following table summarizes information on derivative receivables and payables (before and after netting adjustments) that are reflected on the Company's Consolidated Statement of Financial Condition as of December 31, 2013, by contract type:

Derivatives receivables and payables [(a)]

December 31, 2013 (in millions)	Gross derivative receivables	Net derivative receivables	Gross derivative payables	Net derivative payables
Financial instruments owned and Financial instruments sold, not yet purchased				
Interest rate	$ 1,438	$ 242	$ 1,425	$ 236
Credit	344	4	39	5
Foreign exchange / cross-currency swaps	119	82	120	57
Equity	4,257	817	3,593	157
Commodity	–	–	–	–
Total fair value of Financial instruments owned and Financial instruments sold, not yet purchased	$ 6,158	$ 1,145	$ 5,177	$ 455

(a) As permitted under U.S. GAAP, the Company has elected to net derivative receivables and derivative payables and the related cash collateral receivables and payables when a legally enforceable master netting agreement exists.

The following table presents, as of December 31, 2013, the gross and net derivatives receivables by contract and settlement type under U.S. GAAP. Derivatives receivables have been netted on the Consolidated Statement of Financial Condition against derivative payables to the same counterparty with respect to derivative contracts for which the Company has obtained an appropriate legal opinion with respect to the master netting agreement; where such a legal opinion has not been either sought or obtained, the receivables are not eligible under U.S. GAAP for netting against related derivative payables on the Consolidated Statement of Financial Condition, and are shown separately in the table below ("Derivative receivables not nettable under U.S. GAAP").

December 31, 2013 (in millions)	Gross derivative receivables	Amounts netted on the Consolidated Statement of Financial Condition [(b)]	Net derivative receivables
U.S. GAAP nettable derivative receivables			
Interest rate contracts:			
Over-the-counter	$ 836	$ (835)	$ 1
OTC-cleared	5	–	5
Exchange traded[(a)]	597	(361)	236
Total interest rate contracts	1,438	(1,196)	242
Credit contracts:			
Over-the-counter	342	(340)	2
OTC-cleared	2	–	2
Exchange traded[(a)]	–	–	–
Total credit contracts	344	(340)	4
Foreign exchange contracts:			
Over-the-counter	119	(37)	82
OTC-cleared	–	–	–
Exchange traded[(a)]	–	–	–
Total foreign exchange contracts	119	(37)	82
Equity contracts:			
Over-the-counter	2,202	(1,598)	604
OTC-cleared	–	–	–
Exchange traded[(a)]	2,055	(1,842)	213
Total equity contracts	4,257	(3,440)	817
Commodity contracts:			
Over-the-counter	–	–	–
OTC-cleared	–	–	–
Exchange traded[(a)]	–	–	–
Total commodity contracts	–	–	–
Derivative receivables with appropriate legal opinion	$ 6,158	$ (5,013)	$ 1,145
Derivative receivables where an appropriate legal opinion has not been either sought or obtained	–	–	–
Total derivative receivables recognized on the Consolidated Statement of Financial Condition[(c)]	$ 6,158	$ (5,013)	$ 1,145

(a) Exchange traded derivative amounts that relate to futures contracts are settled daily.
(b) As permitted under U.S. GAAP, the Company has elected to net derivative receivables and derivative payables and the related cash collateral receivables and payables when a legally enforceable master netting agreement exists.
(c) Included cash collateral netted of $289 million.

The following table presents, as of December 31, 2013, the gross and net derivatives payables by contract and settlement type under U.S. GAAP. Derivatives payables have netted on the Consolidated Statement of Financial Condition against derivative receivables to the same counterparty with respect to derivative contracts for which the Company has obtained an appropriate legal opinion with respect to the master netting agreement; where such a legal opinion has not been either sought or obtained, the payables are not eligible under U.S. GAAP for netting against related derivative receivables on the Consolidated Statement of Financial Condition, and are shown separately in the table below ("Derivative receivables not nettable under U.S. GAAP").

December 31, 2013 (in millions)	Gross derivative payables	Amounts netted on the Consolidated Statement of Financial Condition [b]	Net derivative payables
U.S. GAAP nettable derivative payables			
Interest rate contracts:			
Over-the-counter	$ 828	$ (828)	$ –
OTC-cleared	2	–	2
Exchange traded[a]	595	(361)	234
Total interest rate contracts	1,425	(1,189)	236
Credit contracts:			
Over-the-counter	36	(34)	2
OTC-cleared	3	–	3
Exchange traded[a]	–	–	–
Total credit contracts	39	(34)	5
Foreign exchange contracts:			
Over-the-counter	120	(63)	57
OTC-cleared	–	–	–
Exchange traded[a]	–	–	–
Total foreign exchange contracts	120	(63)	57
Equity contracts:			
Over-the-counter	1,751	(1,594)	157
OTC-cleared	–	–	–
Exchange traded[a]	1,842	(1,842)	–
Total equity contracts	3,593	(3,436)	157
Commodity contracts:			
Over-the-counter	–	–	–
OTC-cleared	–	–	–
Exchange traded[a]	–	–	–
Total commodity contracts	–	–	–
Derivative payables with appropriate legal opinion	$ 5,177	$ (4,722)	$ 455
Derivative payables where an appropriate legal opinion has not been either sought or obtained	$ –	$ –	$ –
Total derivative payables recognized on the Consolidated Statement of Financial Condition	$ 5,177	$ (4,722)	$ 455

(a) Exchange traded derivative amounts that relate to futures contracts are settled daily.

(b) As permitted under U.S. GAAP, the Company has elected to net derivative receivables and derivative payables and the related cash collateral receivables and payables when a legally enforceable master netting agreement exists.

In addition to the cash collateral received and transferred that is presented on a net basis with net derivative receivables and payables, the Company receives and transfers additional collateral (financial instruments and cash). These amounts mitigate counterparty credit risk associated with the Company's derivative instruments but are not eligible for net presentation, because (a) the collateral is non-cash financial instruments (generally U.S. government and agency securities and other government bonds), (b) the amount of collateral held or transferred exceeds the fair value exposure, at the

individual counterparty level, as of the date presented, or (c) the collateral relates to derivative receivables or payables where an appropriate legal opinion has not been either sought or obtained.

The following table presents information regarding certain financial instrument collateral received and transferred as of December 31, 2013, that is not eligible for net presentation under U.S. GAAP. The collateral included in these tables relates only to the nettable derivative instruments with the appropriate legal opinions and excludes additional collateral that exceeds the fair value exposure and excludes all collateral related to derivative instruments.

Derivatives receivable collateral	**December 31, 2013**		
(in millions)	Net derivatives receivables	Collateral not nettable on the Consolidated Statement of Financial Condition[a]	Net exposure
Derivative receivables with appropriate legal opinions	$ 1,145	$ –	$ 1,145

Derivatives payable collateral [b]	**December 31, 2013**		
(in millions)	Net derivatives payables	Collateral not nettable on the Consolidated Statement of Financial Condition [a]	Net exposure [c]
Derivative payables with appropriate legal opinions	$ 455	–	$ 455

(a) Represents liquid security collateral as well as cash collateral. For some counterparties, the collateral amounts of financial instruments may exceed the derivative receivables and derivative payables balances. Where this is the case, the total amount reported is limited to the net derivative receivables and net derivative payables balances with that counterparty.
(b) Derivative payable collateral relates only to OTC and OTC-cleared derivative instruments. Amounts exclude collateral transferred related to exchange traded derivative instruments.
(c) Net amount represents exposure of counterparties to the Company.

Liquidity risk and credit-related contingent features

In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Company to credit risk - the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Company proves to be of insufficient value to cover the payment obligation. It is the policy of the Company to actively pursue, where possible, the use of legally enforceable master netting arrangements and collateral agreements to mitigate derivative counterparty credit risk. The amount of derivative receivables reported on the Consolidated Statement of Financial Condition is the fair value of the derivative contracts after giving effect to legally enforceable master netting agreements and cash collateral held by the Company.

While derivative receivables expose the Company to credit risk, derivative payables expose the Company to liquidity risk, as the derivative contracts typically require the Company to post cash or securities collateral with counterparties as the fair value of the contracts moves in the counterparties' favor. Where the company has legally enforceable master netting agreements and margin agreements with its affiliates, any associated derivatives are marked to market daily and the fair value of the related collateral is monitored with margin calls made daily between the Company and the affiliates.

The Company has no derivatives that contain features that are contingent upon the credit ratings of the Company or its affiliates.

Credit derivatives

Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.

The Company uses credit derivatives primarily to mitigate credit risk associated with its credit market products and mortgage backed securities.

Credit default swaps

Credit derivatives may reference the credit of either a single reference entity ("single-name") or a broad-based index. The Company purchases and sells protection on both single name and index-reference obligations. Single-name CDS and index CDS contracts are typically OTC-cleared derivative contracts. Single-name CDS are used to manage the default risk of a single reference entity, while index CDS contracts are used to manage the credit risk associated with the broader credit markets or credit market segments. Like the S&P 500 and other market indices, a CDS index comprises a portfolio of CDS across many reference entities. New series of CDS indices are periodically established with a new underlying portfolio of reference entities to reflect changes in the credit markets. If one of the reference entities in the index experiences a credit event, then the reference entity that defaulted is removed from the index. CDS can also be referenced against specific portfolios of reference names or against customized exposure levels based on specific client demands: for example, to provide protection against the first $1 million of realized credit losses in a $10 million portfolio of exposure. Such structures are commonly known as tranche CDS.

For both single-name CDS contracts and index CDS contracts, upon the occurrence of a credit event, under the terms of a CDS contract neither party to the CDS contract has recourse to the reference entity. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference obligation at settlement of the credit derivative contract, also known as the recovery value. The protection purchaser does not need to hold the debt instrument of the underlying reference entity in order to receive amounts due under the CDS contract when a credit event occurs.

The following table presents a summary of the notional amounts of credit derivatives the Company sold and purchased as of December 31, 2013. The Company manages the credit risk on contracts to sell protection by purchasing protection with identical or similar underlying reference entities. Other purchased protection referenced in the following tables includes credit derivatives on related, but not identical, reference positions (including indices, portfolio coverage and other reference points) as well as protection purchased through credit-linked notes.

The Company does not use notional amounts of credit derivatives as the primary measure of risk management for such derivatives because notional amount does not take into account the probability of occurrence of a credit event, the recovery value of the reference obligation, or related cash instruments and economic hedges, each of which reduces, in the Company's view, the risk associated with such derivatives.

Total credit derivatives

	Maximum payout/Notional amount			
December 31, 2013 (in millions)	Protection sold	Purchased protection with identical underlyings [(a)]	Net protection (sold)/ purchased [(b)]	Other protection purchased [(c)]
Credit derivatives				
Credit default swaps	$ (657)	$ 434	$ (223)	$ 1,253
Other credit derivatives [(d)]	–	–	–	328
Total credit derivatives	(657)	434	(223)	1,581
Credit-linked notes	–	–	–	–
Total	$ (657)	$ 434	$ (223)	$ 1,581

(a) Represents the notional amount of protection purchased where the underlying reference instrument is identical to the reference instrument on protection sold, the notional amount of protection purchased for each individual identical underlying reference instrument may be greater or lower than the notional amount of protection sold.

(b) Does not take into account the fair value of the reference obligation at the time of settlement, which would generally reduce the amount the seller of protection pays to the buyer of protection in determining settlement value.

(c) Represents protection purchased by the Company on referenced instruments (single name, portfolio or index) where the Company has not sold any protection on the identical reference instrument.

(d) Other credit derivatives predominantly consist of put option on fixed income portfolios.

The following table summarizes the notional and fair value amounts of credit derivatives as of December 31, 2013, where the Company is the seller of protection. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based. The ratings and maturity profile of credit derivatives where the Company is the purchaser of protection are comparable to the profile reflected below.

Protection sold – credit derivatives ratings/maturity profile

December 31, 2013 (in millions)	< 1 Year	1 - 5 Years	> 5 Years	Total notional amount	Fair Value receivables[b]	Fair Value payables[b]	Net Fair Value
Risk rating of reference entity							
Investment Grade [a]	$ (45)	$ (254)	$ (175)	$ (474)	$ 5	$ (3)	$ 2
Non-Investment Grade [a]	(9)	(75)	(99)	(183)	5	(23)	(18)
Total	$ (54)	$ (329)	$ (274)	$ (657)	$ 10	$ (26)	$ (16)

(a) Ratings scale is based on the Company's internal ratings, which generally correspond to ratings defined by S&P and Moody's.
(b) Amounts are shown on a gross basis, before the benefit of legally enforceable master netting agreements and cash collateral held by the Company.

6. Securities Financing Activities

The Company enters into resale agreements, repurchase agreements, securities borrowed transactions and securities loaned transactions (collectively, "securities financing agreements") primarily to finance the Company's inventory positions, acquire securities to cover short positions, accommodate customers' financing needs, and settle other securities obligations. Resale and repurchase agreements are carried on the Consolidated Statement of Financial Condition at the amounts at which the securities will be subsequently sold or repurchased, plus accrued interest, except for amounts reported at fair value. Where appropriate under applicable accounting guidance, resale and repurchase agreements with the same counterparty are reported on a net basis.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Certain securities are borrowed against securities collateral and in accordance with U.S. GAAP, the borrower is not required to record the transactions on its Consolidated Statement of Financial Condition.

The Company has elected the fair value option for certain resale and repurchase agreements. For further discussion of the fair value option, see Note 4 of this Consolidated Statement of Financial Condition.

The Company's policy is to take possession, where possible, of securities purchased under resale and securities borrowed agreements. The Company monitors the market value of the underlying securities that it has received from its counterparties and either requests additional collateral or returns a portion of the collateral when appropriate in light of the market value of the underlying securities. Margin levels are established initially based upon the counterparty and type of collateral and monitored on an ongoing basis to protect against declines in collateral value in the event of default. The Company typically enters into master netting agreements and other collateral arrangements with its resale agreement and securities borrowed counterparties, which provide for the right to liquidate the purchased or borrowed securities in the event of a customer default. As a result of the Company's credit risk mitigation practices with respect to resale and securities borrowed agreements as described above, the Company did not hold any reserves for credit impairment with respect to these agreements as of December 31, 2013.

The following table presents as of December 31, 2013 the gross and net securities purchased under resale agreements and securities borrowed. Securities purchased under resale agreements have been presented on the Consolidated Statement of Financial Condition net of securities sold under repurchase agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement, and where the other relevant criteria have been met. Where such a legal opinion has not been either sought or obtained, the securities purchased under resale agreements are not eligible for netting and are shown separately in the table below. Securities borrowed are presented on a gross basis on the Consolidated Statement of Financial Condition.

December 31, 2013 (in millions)	Gross asset balance	Amounts netted on the Consolidated Statement of Financial Condition	Net asset balance
Securities purchased under resale agreements			
Securities purchased under resale agreements with an appropriate legal opinion	$ 254,080	$ (129,281)	$ 124,799
Securities purchased under resale agreements where an appropriate legal opinion has not been either sought or obtained	158	–	158
Total Securities purchased under resale agreements[d]	$ 254,238	$ (129,281)	$ 124,957 [a]
Securities borrowed[c]	$ 90,148	$ –	$ 90,148 [b]

(a) Securities purchased under resale agreements include $12.1 billion, accounted for at fair value.
(b) No securities borrowed were accounted for at fair value.
(c) Included $22.7 billion of securities borrowed where an appropriate legal opinion has not been either sought or obtained with respect to the master netting agreement.
(d) Securities purchased under resales agreements include $2.3 billion of securities included in Cash and securities segregated under federal and other regulations.

The following table presents information as of December 31, 2013, regarding the securities purchased under resale agreements and securities borrowed for which a legal opinion has been obtained with respect to the master netting agreement. The below table excludes information related to resale agreements and securities borrowed where such a legal opinion has either not been sought or obtained.

December 31, 2013 (in millions)	Net asset balance	Amounts not nettable on the Consolidated Statement of Financial Condition[a]		Net exposure
		Financial instruments[b]	Cash collateral	
Securities purchased under resale agreements with an appropriate legal opinion	$ 124,799	$ 122,246	$ 56	$ 2,497
Securities borrowed	$ 67,456	$ 64,901	$ –	$ 2,555

(a) For some counterparties, the sum of the financial instruments and cash collateral not nettable on the Consolidated Statement of Financial Condition may exceed the net asset balance. Where this is the case the total amounts reported in these two columns are limited to the balance of the net reverse repurchase agreement or securities borrowed asset with that counterparty. As a result a net exposure amount is reported even though the Company, on a portfolio-wide basis for both its securities purchased under resale agreements and securities borrowed portfolios, has received securities collateral with a total fair value that is greater than the funds provided to counterparties.
(b) Includes financial instrument collateral received, repurchase liabilities and securities loaned liabilities with an appropriate legal opinion with respect to the master netting agreement; these amounts are not presented net on the Consolidated Statement of Financial Condition because other U.S. GAAP netting criteria are not met.

The following table presents as of December 31, 2013, the gross and net securities sold under repurchase agreements and securities loaned. Securities sold under repurchase agreements have been presented on the Consolidated Statement of Financial Condition net of securities purchased under resale agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement and where other relevant criteria have been met. Where such a legal opinion has not been either sought or obtained, the securities sold under repurchase agreements are not eligible for netting, and are shown separately in the table below. Securities loaned are presented on a gross basis on the Consolidated Statement of Financial Condition.

December 31, 2013 (in millions)	Gross liability balance	Amounts netted on the Consolidated Statement of Financial Condition	Net liability balance
Securities sold under repurchase agreements [(a)]			
Securities sold under repurchase agreements with an appropriate legal opinion	$ 284,301	$ (129,281)	$ 155,020
Securities sold under repurchase agreements where an appropriate legal opinion has not been either sought or obtained [(a)]	5,229	–	5,229
Total Securities sold under repurchase agreements	$ 289,530	$ (129,281)	$ 160,249
Securities loaned [(c)]	$ 17,054	$ –	$ 17,054 [(b)]

(a) Included securities sold under repurchase agreements of $306 million, accounted for at fair value.
(b) Included securities-for-securities borrow vs. pledge transactions of $5.3 billion, when acting as lender and presented in Obligation to return securities received as collateral in the Consolidated Statement of Financial Condition.
(c) Included $35 million of securities loaned where a legal opinion has not been either sought or obtained to support, with sufficient confidence, the enforceability of the master netting

The following table presents information as of December 31, 2013, regarding securities sold under repurchase agreements and securities loaned for which a legal opinion has been obtained with respect to the master netting agreement. The below table excludes information related to repurchase agreements and securities loaned where such a legal opinion has not been either sought or obtained.

December 31, 2013 (in millions)	Net liability balance	Amounts not nettable on the Consolidated Statement of Financial Condition [(a)]		Net amount[(c)]
		Financial instruments[(b)]	Cash collateral	
Securities sold under repurchase agreements with an appropriate legal opinion	$ 155,020	$ 152,886	$ 435	$ 1,699
Securities loaned	$ 17,019	$ 16,934	$ –	$ 85

(a) For some counterparties, the sum of the financial instruments and cash collateral not nettable on the Consolidated Statement of Financial Condition may exceed the net liability balance. Where this is the case the total amounts reported in these two columns are limited to the balance of the net repurchase agreement or securities loaned liability with that counterparty.
(b) Includes financial instrument collateral transferred and reverse repurchase and securities borrowed assets subject to an enforceable master netting agreement; these amounts are not net on the Consolidated Statement of Financial Condition because other U.S. GAAP netting criteria are not met.
(c) Net amount represents counterparty exposure to the Company.

Transfers not qualifying for sale accounting

At December 31, 2013 the Company had no financial assets for which the rights have been transferred to third parties whose transfers did not qualify as a sale in accordance with U.S. GAAP.

7. Income Taxes

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. The Company's tax-sharing agreement requires periodic settlement with JPMorgan Chase & Co. of increases or decreases to the net federal deferred tax balance. Until settlement, net balances are recorded as a component of Other assets in the Consolidated Statement of Financial Condition. As of December 31, 2013, the Company

had $18 million of unsettled net deferred tax assets. The significant components of the deferred tax asset, as of the balance sheet date, relates primarily to compensation-related benefits, reserves for litigation, and federal and state tax benefits in regards to tax reserves. In addition there is a deferred tax asset related to state and local net operating loss carry forwards against which a $8 million valuation allowance has been established. As of December 31, 2013, management has determined it is more likely than not that the Company will realize its deferred tax assets, net of the existing valuation allowance.

At December 31, 2013, the Company had a current income tax payable to JPMorgan Chase of $647 million included in the Consolidated Statement of Financial Condition.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2013:

For the year ended December 31,2013 (in millions)		
Unrecognized tax benefits		
Balance at beginning of year	$	343
Increases based on tax position related to current period		23
Decreases based on tax position related to current period		–
Increases based on tax position related to prior period		4
Decreases based on tax position related to prior period		(18)
Decreases related to settlements with taxing authorities		–
Balance at end of year	$	352

At December 31, the Company's unrecognized tax benefit, excluding related interest expense and penalties, was $352 million, of which $229 million, if recognized, would reduce the annual effective tax rate.

At December 31, 2013, in addition to the Company's liability for unrecognized tax benefits, the Company had accrued $92 million for income tax-related interest and no penalties.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates, including U.S. federal, state and non-U.S. jurisdictions. The following table summarizes the status of significant income tax examinations of JPMorgan Chase and its consolidated subsidiaries as of December 31, 2013.

December 31, 2013	Periods under examination	Status
JPMorgan Chase - U.S.	2003 - 2005	Field examination completed, JPMorgan Chase intends to appeal
JPMorgan Chase - U.S.	2006 - 2010	Field examination
Bear Stearns - U.S.	2003 - 2005	Refund claims under review
Bear Stearns - U.S.	2006 - 2008	Field examination
JPMorgan Chase - New York	2005 - 2007	Field examination
JPMorgan Chase - California	2006 - 2010	Field examination

8. Borrowings

Borrowings at December 31, 2013 were approximately $16.9 billion, which were primarily unsecured borrowings. These borrowings are generally short-term obligations that bear interest based on short-term interest rates. Included within borrowings is $16.7 billion of unsecured borrowings from affiliates.

9. Commercial paper

During 2013, the Company began issuing commercial paper as an alternative source of funding for its activities.

The estimated value of commercial paper approximates its recorded book value as of December 31, 2013, taking into account it is short term in nature.

As of December 31, 2013 the outstanding commercial paper had maturities ranging from January 2014 to December 2014 with both fixed and floating interest rates.

Maximum face amount outstanding during the year was $9.8 billion, which was outstanding at December 31, 2013.

10. Subordinated Liabilities

The Company has subordinated liabilities with JPMorgan Chase providing for maximum borrowings of $34.2 billion. At December 31, 2013, $9.5 billion was outstanding under these subordinated borrowing agreements and mature as follows:

(in millions)	Amount
Year	
2015	$ 3,650
2016	5,880
	$ 9,530

Of the total facility, $9.2 billion relates to Clearing Corp, and of the actual amount drawn, $4.9 billion relates to Clearing Corp. All subordinated liabilities of the Company have been approved by the Financial Industry Regulatory Authority ("FINRA"), Chicago Mercantile Exchange ("CME") and by the National Futures Association ("NFA") and, therefore, qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

The subordinated liabilities bear interest at a rate based upon the London Interbank Borrowing Offered Rate ("LIBOR").

11. Employee Compensation and Benefits

Certain employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards, including stock options, stock-settled stock appreciation rights ("SARs") and restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results. The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase.

Employee Stock-Based Payment Awards

U.S. GAAP requires all share-based payments to employees be measured at their grant-date fair values. JPMorgan Chase uses the Black-Scholes valuation model to estimate the fair value of stock options and SARs.

JPMorgan Chase RSUs

RSUs are awarded at no cost to the recipient upon their grant. Generally, RSUs are granted annually and vest 50% after two years and 50% after three years and convert to shares of JPMorgan Chase common stock at the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions based on age or service-related requirements. All of these awards are subject to forfeiture until vested and contain clawback provisions that may result in cancellation under certain specified circumstances. RSUs entitle the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

JPMorgan Chase Employee Stock Options and SARs

Employee stock options and SARs are generally granted with an exercise price equal to the fair value of JPMorgan Chase's common stock on the grant date. JPMorgan Chase typically awards SARs to certain key employees once per year, and it also periodically grants stock options and SARs to individual employees. The 2013 grants of SARs become exercisable ratably over five years (i.e., 20% per year) and contain full-career eligibility provisions. SARs generally expire ten years after the grant date and contain clawback provisions similar to RSUs.

The following table presents grant and forfeiture activity of JPMorgan Chase stock-based awards to the Company's employees for the year ended December 31, 2013:

December 31, 2013 (in thousands)	
RSUs	
Granted	9,202
Forfeited	700
Options and SARs	
Granted	490
Forfeited	163

At December 31, 2013, the Company's employees held 25 million unvested RSUs. In addition, 7 million options and SARs were held by the Company's employees at December 31, 2013, of which 3 million awards were unvested. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries which may impact the Company's outstanding awards.

There are no separate plans solely for the employees of the Company.

For a discussion of the accounting policies and other information relating to employee stock-based compensation, refer to Note 10 of JPMorgan Chase & Co. 2013 Annual Report on Form 10K for the fiscal year ended December 31, 2013 ("JPMorgan Chase's 2013 Annual Report").

Pension and Other Postretirement Employee Benefits
The Company's employees are eligible to participate in JPMorgan Chase's qualified, noncontributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees are provided postretirement medical benefits through JPMorgan Chase. These medical benefits are contributory and vary with length of service and date of hire and provide for limits on JPMorgan Chase's share of covered medical benefits. There are no separate plans solely for the employees of the Company.

The JPMorgan Chase U.S. defined benefit pension and other postretirement employee benefit ("OPEB") plans are accounted for in accordance with U.S. GAAP for retirement benefits. Assets of the JPMorgan Chase qualified U.S. defined benefit pension plan exceeded the projected benefit obligation at December 31, 2013.

Consolidated disclosures about the pension and OPEB plans of JPMorgan Chase, including funded status, plan assumptions, investment strategy and asset allocation, fair value measurement of plan assets and liabilities, and other disclosures about the plans are included in Note 9 of JPMorgan Chase's 2013 Annual Report.

12. Variable Interest Entities

At December 31, 2013, the Company consolidated the assets and liabilities of certain VIEs as it was deemed that the Company has both the power to direct the activities of these VIEs that most significantly impacts the VIE's economic performance and, through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Affiliate-sponsored mortgage and other securitization trusts

The Company engages in underwriting and trading activities involving securities issued by JPMorgan Chase sponsored securitization trusts. As a result, the Company at times retains senior and/or subordinated interests (including residual interests) in residential and commercial mortgage securitizations upon securitization, and/or reacquires positions in the secondary market in the normal course of business. In certain instances as a result of the positions retained or reacquired, when considered together with the power to direct the activities of the VIE, the Company is deemed to be the primary beneficiary of certain securitization trusts.

Residential mortgages

The Company engages in underwriting and trading activities involving securities issued by JP Morgan Chase sponsored securitization trusts. As a result, the Company at times retains senior and/or subordinated interests (including residual

interests) in residential mortgage securitizations upon securitization, and/or reacquires positions in the secondary market in the normal course of business. In certain instances, as a result of the positions retained or reacquired by the Company it is deemed to be the primary beneficiary of certain securitization trusts.

The Company does not consolidate a residential mortgage securitization (affiliate sponsored or third party sponsored) when it does not hold a beneficial interest in the trust that could potentially be significant to the trust or when the Company has the power to direct the activities of the VIE. Generally, the Company is not the servicer of these securities and therefore does not have the power to direct the most significant activities of the trust. At December 31, 2013, the Company did not consolidate the assets of certain JPMorgan Chase sponsored residential mortgage securitization VIEs, in which the Company had continuing involvement, primarily due to the fact that the Company did not hold an interest in these trusts that could potentially be significant to the trusts.

Commercial mortgages and other consumer securitizations

The Company securitizes commercial mortgage loans, and engages in underwriting and trading activities involving the securities issued by securitization trusts. The Company may retain unsold senior and/or subordinated interests in commercial mortgage securitizations at the time of securitization. The Company does not service commercial loans. For commercial mortgage securitizations, the power to direct the significant activities of the VIE generally is held by the servicer or investors in a specified class of securities ("controlling class").

Re-securitizations

The Company engages in certain re-securitization transactions in which debt securities are transferred to a VIE in exchange for new beneficial interests. These transfers occur in connection with both agency (Fannie Mae, Freddie Mac and Ginnie Mae) and non-agency (private-label) sponsored VIEs, which may be backed by either residential or commercial mortgages. The Company's consolidation analysis is largely dependent on the Company's role and interest in the re-securitization trusts. During the year ended December 31, 2013, the Company transferred $25.3 billion of securities to agency VIE's and $55 million of securities to private label VIE's. Most re-securitizations with which the Company is involved are client-driven transactions in which a specific client or group of clients are seeking a specific return or risk profile. For these transactions, the Company has concluded that the decision-making power of the entity is shared between the Company and its clients, considering the joint effort and decisions in establishing the re-securitization trust and its assets, as well as the significant economic interest the clients holds in the re-securitization trust; therefore the Company does not consolidate the re-securitization VIE's. In more limited circumstances, the Company creates a re-securitization trust independently and not in conjunction with specific clients. In these circumstances, the Company is deemed to have the unilateral ability to direct the most significant activities of the re-securitization trust because of the decisions made during the establishment and design of the trust; therefore, the Company consolidates the re-securitization VIE if the Company holds an interest that could potentially be significant.

Additionally, the Company may invest in beneficial interests of third-party securitizations and generally purchases these interests in the secondary market. In these circumstances, the Company does not have the unilateral ability to direct the most significant activities of the re-securitization trust, either because it wasn't involved in the initial design of the trust, or the Company is involved with an independent third party sponsor and demonstrates shared power over the creation of the trust; therefore, the Company does not consolidate the re-securitization VIE.

As of December 31, 2013, the Company did not consolidate any agency re-securitizations. As of December 31, 2013 total assets (including the notional amount of interest securities) of nonconsolidated JP Morgan Chase affiliate sponsored private label resecuritization entities in which the Company has continuing involvement was $2.8 billion. At December 31, 2013, the Company held approximately $1.3 billion of interests in nonconsolidated agency re-securitization entities and $1.3 million of senior and subordinated interests in nonconsolidated private-label re-securitization entities.

Municipal bond vehicles

JPMorgan Chase has created a series of trusts that provide short-term investors with qualifying tax-exempt investments, and that allow investors in tax-exempt securities to finance their investments at short-term tax-exempt rates. In a typical transaction, the vehicle purchases fixed-rate longer-term highly rated municipal bonds and funds the purchase by issuing two types of securities: (1) puttable floating-rate certificates and (2) inverse floating-rate residual interests ("residual interests"). The maturity of each of the puttable floating-rate certificates and the residual interests is equal to the life of the vehicle, while the maturity of the underlying municipal bonds is typically longer. Holders of the puttable floating-rate certificates may "put," or tender, the certificates if the remarketing agent cannot successfully remarket the floating-rate

certificates to another investor. A liquidity facility conditionally obligates the liquidity provider to fund the purchase of the tendered floating-rate certificates. Upon termination of the vehicle, proceeds from the sale of the underlying municipal bonds would first repay any funded liquidity facility or outstanding floating-rate certificates and the remaining amount, if any, would be paid to the residual interests. If the proceeds from the sale of the underlying municipal bonds are not sufficient to repay the liquidity facility, in certain transactions the liquidity provider has recourse to the residual interest holders for reimbursement. Certain residual interest holders may be required to post collateral to JPMorgan Chase Bank, N.A., as liquidity provider, to support such reimbursement obligations should the market value of the municipal bonds decline.

The Company often serves as the remarketing agent of the puttable floating-rate certificates. As remarketing agent, the Company may hold puttable floating-rate certificates of the municipal bond vehicles. At December 31, 2013 the Company held $262 million of these certificates on its Consolidated Statement of Financial Condition. The largest amount held by the Company at any time during the year ended December 31, 2013 was $470 million or 4.8% of the municipal bond vehicles aggregate outstanding puttable floating-rate certificates. The Company did not have and continues not to have any intent to protect any residual interest holder from potential losses on any of the municipal bond holdings.

As of December 31, 2013 the Company included the following in its Consolidated Statement of Financial Condition:

	Assets	Liabilities
(in millions)	Financial instruments owned	Beneficial Interest
Municipal Bond Vehicles	$ 543	$ 513
Mortgage Securitization Entities	1,387	1,043
	$ 1,930	$ 1,556

13. Enterprise-Wide Risk Management

Risk is an inherent part of JPMorgan Chase's business activities. JPMorgan Chase employs a holistic approach to risk management that is intended to ensure the broad spectrum of risk types are considered in managing its business activities. The Company is part of this approach.

JPMorgan Chase believes effective risk management requires:

- Acceptance of responsibility by all individuals within JPMorgan Chase;
- Ownership of risk management within each line of business; and
- Firmwide structures for risk governance and oversight.

Firmwide Risk Management is overseen and managed across all affiliates of JPMorgan Chase on an enterprise-wide basis. JPMorgan Chase's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Chief Risk Officer ("CRO") and Chief Operating Officer ("COO") develop and set the risk management framework and governance structure for JPMorgan Chase which is intended to provide comprehensive controls and ongoing management of the major risks inherent in JPMorgan Chase's business activities. JPMorgan Chase's risk management framework is intended to create a culture of risk transparency and awareness, and personal responsibility throughout JPMorgan Chase where collaboration, discussion, escalation and sharing of information are encouraged. The CEO, CFO, CRO and COO are ultimately responsible and accountable to JPMorgan Chase's Board of Directors.

JPMorgan Chase believes that risk management is the responsibility of every employee. Employees are expected to operate with the highest standards of integrity and identify, escalate, and correct mistakes. JPMorgan Chase's risk culture strives for continual improvement through ongoing employee training and development, as well as talent retention. JPMorgan Chase also approaches its incentive compensation arrangements through an integrated risk, compensation and financial management framework to encourage a culture of risk awareness and personal accountability. JPMorgan Chase's overall objective in managing risk is to protect the safety and soundness of JPMorgan Chase, and avoid excessive risk taking.

The following outlines several key risks that are inherent in the Company's business activities.

Market Risk

Market risk is the potential for adverse changes in the value of JPMorgan Chase's assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity prices, commodity prices, implied volatilities or

credit spreads. Market Risk is an independent risk management function that works in close partnership with the lines of business, to identify and monitor market risks throughout JPMorgan Chase and to define market risk policies and procedures. The Market Risk function reports to JPMorgan Chase's CRO. Market Risk seeks to control risk, facilitate efficient risk/return decisions, reduce volatility in operating performance and provide transparency into JPMorgan Chase's market risk profile for senior management, the Board of Directors and regulators. Market Risk of the Company is also monitored and reviewed on a stand alone basis.

Credit Risk
Credit risk is the risk of loss from obligor or counterparty default. See Note 14 of these Consolidated Statement of Financial Condition for details on customer credit risks.

Model Risk
Model Risk is the risk of a material inaccuracy in the quantification of the value of, or an inaccuracy of the identification and measurement of a position held by or activity engaged in by JPMorgan Chase.

JPMorgan Chase uses models, for many purposes, but primarily for the measurement, monitoring and management of risk positions. Valuation models are employed by JPMorgan Chase to value certain financial instruments which cannot otherwise be valued using quoted prices. These valuation models may also be employed as inputs to risk management models, including VaR and economic stress models. Models are owned by various functions within JPMorgan Chase based on the specific purposes of such models. For example, VaR models and certain regulatory capital models are owned by the line-of-business aligned risk management functions. Owners of models are responsible for the development, implementation and testing of their models, as well as referral of models to the Model Risk function (within the Model Risk and Development unit) for review and approval. Once models have been approved, model owners are responsible for the maintenance of a robust operating environment and must monitor and evaluate the performance of the models on an ongoing basis. Model owners may seek to enhance models in response to changes in the portfolios and for changes in product and market developments, as well as to capture improvements in available modeling techniques and systems capabilities. The Model Risk function is part of JPMorgan Chase's Model Risk and Development unit, which in turn reports to the Chief Risk Officer. The Model Risk function is independent of the model owners and reviews and approves a wide range of models, including risk management, valuation and certain regulatory capital models used by JPMorgan Chase.

Liquidity Risk
Liquidity Risk is the risk JPMorgan Chase will not have the appropriate amount, composition or tenor of funding and liquidity to support its assets and obligations. Liquidity risk management is intended to ensure that JPMorgan Chase has the appropriate amount, composition and tenor of funding and liquidity in support of its assets. The primary objectives of effective liquidity management are to ensure that JPMorgan Chase's core businesses are able to operate in support of client needs and meet contractual and contingent obligations through normal economic cycles, as well as during market stress events, and to maintain debt ratings that enable JPMorgan Chase to optimize its funding mix and liquidity sources while minimizing costs. JPMorgan Chase manages liquidity and funding using a centralized, global approach in order to optimize liquidity sources and uses for JPMorgan Chase as a whole, monitor exposures, identify constraints on the transfer of liquidity among legal entities within JPMorgan Chase, and maintain the appropriate amount of surplus liquidity as part of JPMorgan Chase's overall balance sheet management strategy.

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed processes or systems, human factors or external events. Operational risk is inherent in each of JPMorgan Chase's businesses and support activities. Operational risk can manifest itself in various ways, including errors, fraudulent acts, business interruptions, inappropriate behavior of employees, or vendors that do not perform in accordance with their arrangements. These events could result in financial losses, including litigation and regulatory fines, as well as other damage to JPMorgan Chase, including reputational harm. To monitor and control operational risk, JPMorgan Chase maintains an overall framework that includes oversight and governance, policies and procedures, consistent practices across the lines of business, and enterprise risk management tools intended to provide a sound and well-controlled operational environment. The goal is to keep operational risk at appropriate levels, in light of JPMorgan Chase's financial strength, the characteristics of its businesses, the markets in which it operates, and the competitive and regulatory environment to which it is subject.

Legal Risk
Legal Risk is the risk of loss or imposition of damages, fines, penalties or other liability arising from failure to comply with a contractual obligation or to comply with laws or regulations to which JPMorgan Chase is subject. Legal risk includes the

risk of loss arising from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of JPMorgan Chase's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the offsetting and netting of mutual obligations.

Fiduciary Risk

Fiduciary risk is the risk of failing to exercise the applicable standard of loyalty and care, or to act in the best interests of clients or to treat all clients fairly as required under applicable law or regulation, potentially resulting in regulatory action, reputational harm or financial liability. Depending on the fiduciary activity and capacity in which JPMorgan Chase is acting, federal and state statutes, common law and regulations require JPMorgan Chase to adhere to specific duties in which JPMorgan Chase must always place the client's interests above its own. Fiduciary Risk Management is the responsibility of the relevant line of business risk committees. Senior business, legal, risk and compliance management, who have particular responsibility for fiduciary issues, work with the relevant line of business risk committees with the goal of ensuring that businesses providing investment, trusts and estates, or other fiduciary products or services that give rise to fiduciary duties to clients, perform at the appropriate standard relative to their fiduciary relationship with a client. Each line of business and its respective risk and governance committees are responsible for the oversight and management of fiduciary risks in their business. Of particular focus are the policies and practices that address a business' responsibilities to a client, including performance and service requirements and expectations; client suitability determinations; and disclosure obligations and communications. In this way, the relevant line of business risk committees provide oversight of JPMorgan Chase's efforts to monitor, measure and control the performance and risks that may arise in the delivery of products or services to clients that give rise to such fiduciary duties, as well as those stemming from any of JPMorgan Chase's fiduciary responsibilities under JPMorgan Chase's various employee benefit plans.

Reputation Risk

Reputation Risk is the risk that an action, transaction, investment or event will reduce the trust that clients, shareholders, employees or the broader public has in JPMorgan Chase's integrity or competence. Maintenance of JPMorgan Chase's reputation is the responsibility of each individual employee of JPMorgan Chase. JPMorgan Chase's Reputation Risk policy explicitly vests each employee with the responsibility to consider the reputation of JPMorgan Chase, rather than business benefits and regulatory requirements alone, in deciding whether to pursue any new product, transaction, client, or any other activity. Since the types of events that could harm JPMorgan Chase's reputation are so varied across JPMorgan Chase's lines of business, each line of business has a separate reputation risk governance infrastructure in place, which comprises three key elements: clear, documented escalation criteria appropriate to the business footprint; a designated primary discussion forum - in most cases, one or more dedicated reputation risk committees; and a list of designated contacts. Line of business reputation risk governance is overseen by a Firmwide Reputation Risk Governance function, which provides oversight of the governance infrastructure and process to support the consistent identification, escalation, management and reporting of reputation risk issues firmwide.

Cybersecurity

JPMorgan Chase devotes significant resources to maintain and regularly update its systems and processes that are designed to protect the security of JPMorgan Chase's computer systems, software, networks and other technology assets against attempts by third parties to obtain unauthorized access to confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage. Third parties with which JPMorgan Chase does business or that facilitate JPMorgan Chase's business activities (e.g., vendors, exchanges, clearing houses, central depositories, and financial intermediaries) could also be sources of cybersecurity risk to JPMorgan Chase, including with respect to breakdowns or failures of their systems, misconduct by the employees of such parties, or cyberattacks which could affect their ability to deliver a product or service to JPMorgan Chase or result in lost or compromised information of JPMorgan Chase or its customers. JPMorgan Chase is working with appropriate government agencies and other businesses, including our own third-party service providers, to continue to enhance defenses and improve resiliency to cybersecurity threats.

14. Customer Activities

Customer Credit Risks

The Company's activities for both clearing clients and customers, including affiliates (collectively "customers"), involve the execution, settlement and financing of customers' securities, and derivative transactions. Derivative transactions principally include futures, swaps, contracts for difference, forwards, options and various structured products. The Company provides the ability for customers to execute and settle securities and derivative transactions on listed exchanges, as well as, in the over the counter ("OTC") markets. Securities and derivative transactions may be settled on a cash basis or financed on a margin basis. The collateral requirement on a margin loan is established based on either regulatory guidelines or internal

risk-based requirements for clients employing enhanced leverage using one or several leverage products offered to customers by the Company.

In connection with certain customer activities, the Company executes and settles customer transactions involving the short sale of securities ("short sales"). When a customer sells a security short, the Company may be required to borrow securities to settle a customer short sale transaction and, as such, these transactions may expose the Company to a potential loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices to fulfill the customers' obligations.

It is the policy of the Company to mitigate the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or other collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures and options activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, it is the policy of the Company to reduce credit risk by entering into legally enforceable master netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as borrowings, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

Concentrations of Credit Risks

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and may be executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities include clearing and settling transactions for hedge funds, brokers and dealers and other professional traders, including affiliates. Due to the nature of these operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to those customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed automated risk control systems that analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or reduce positions, if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for securities and futures and options activities of certain affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

15. Related Parties

The Company has significant transactions with JPMorgan Chase and its subsidiaries. Various JPMorgan Chase subsidiaries engage the Company to arrange for the purchase or sale of securities, manage portfolios of securities, market derivative instruments, structure complex transactions and provide and receive operational support and services.

Significant balances with related parties are listed below:

December 31, 2013 (in millions)		
Assets		
Cash	$	405
Cash and securities segregated under federal and other regulations		5,740
Securities purchased under resale agreements		6,946
Securities borrowed		17,994
Receivable from brokers, dealers, clearing organizations and others		1,506
Financial instruments owned		2,439
Other assets		347
Liabilities		
Borrowings	$	16,733
Securities sold under repurchase agreements		73,799
Securities loaned		498
Payable to customers		12,981
Payable to brokers, dealers, clearing organizations and others		1,785
Financial instruments sold, not yet purchased		436
Subordinated liabilities		9,530
Accounts payable and other liabilities		904

As of December 31, 2013, financial instruments owned included derivative receivables, corporate debt, structured notes obligations, common and preferred shares issued by JPMorgan Chase and its affiliates. Financial instruments sold, not yet purchased included derivative payables and corporate debt obligations issued by JPMorgan Chase and its affiliates.

16. Commitments, Pledged Assets, Collateral and Contingencies

Underwriting commitments

As of December 31, 2013 the Company had no outstanding underwriting commitments.

Collateralized committed facilities

Collateralized committed facilities are conditional lending commitments issued by the Company for secured financings. The Company has such facilities in place with certain customers and certain clearinghouses of which it is a member. The Company does not hold collateral to support undrawn commitments under these facilities. However, before advancing funds the Company takes possession of collateral (generally securities) and continues to monitor the market value of the collateral during the term of the financing, which includes requesting additional collateral. At December 31, 2013, the Company had commitments of $5.6 billion outstanding under such collateralized committed facilities.

Unsettled resale and repurchase agreements

In the normal course of business, the Company enters into resale and repurchase agreements that settle at a future date. At settlement, these commitments require that the Company advance cash to and accept securities from the counterparty. These agreements generally do not meet the definition of a derivative, and therefore, are not recorded on the Consolidated Statement of Financial Condition until settlement date. At December 31, 2013, commitments related to forward starting resale and repurchase agreements totaling $3.6 billion and $90 million, respectively.

Pledged assets

At December 31, 2013 assets were pledged to collateralize repurchase agreements, other securities financing agreements and to satisfy margin deposits at clearing and depository organizations. At December 31, 2013, financial instruments with a market value of approximately $56 billion were pledged to collateralize financing transactions and for other purposes.

Certain of these pledged assets may be sold or repledged by the secured parties and are identified as Financial instruments owned, pledged to counterparties on the Consolidated Statement of Financial Condition. The above amount of assets pledged do not include assets of consolidated VIEs; these assets are used to settle the liabilities of those entities.

Collateral
At December 31, 2013, the Company had accepted assets as collateral that could be repledged, delivered or otherwise used with a fair value of approximately $451 billion. This collateral was generally obtained under resale agreements, securities borrowing agreements and customer margin loans. Of the collateral received, approximately $395 billion was repledged, generally as collateral under repurchase agreements, securities lending agreements or to cover short sales. These amounts include $5.3 billion of non-cash loans against pledged securities transactions recorded by the Company as securities received as collateral and an obligation to return the securities received as collateral.

Guarantees of subsidiaries
In the normal course of its business, JPMorgan Securities guarantees certain of the obligations of its consolidated subsidiaries. These obligations predominantly relate to JPMorgan Securities' guarantee of the obligations of Clearing Corp, which totaled $138 billion at December 31, 2013. The obligations of the consolidated subsidiaries are included on the Company's Consolidated Statement of Financial Condition or are reflected as off-balance sheet commitments; therefore, the Company has not recognized a separate liability for these guarantees. The Company believes that the occurrence of any events that would trigger payments under these guarantees is remote.

Derivatives qualifying as guarantees
The Company is both a purchaser and seller of credit protection in the credit derivatives market. For a further discussion of credit derivatives, see Note 5 of this Consolidated Statement of Financial Condition.

Client clearing guarantees
The Company clears transactions on behalf of its clients through various clearinghouses, and the Company stands behind the performance of its clients on such trades. The Company mitigates its exposure to loss in the event of a client default by requiring that clients provide appropriate amounts of margin at the inception and throughout the life of the transaction. The Company may cease providing clearing services to clients if they do not adhere to their obligations under the clearing agreement. It is difficult to estimate the Company's maximum exposure under such transactions, as this would require an assessment of transactions that clients may execute in the future. The Company manages the exposure through setting credit limits for clients and maintaining termination right over clearing contracts. However, based upon historical experience, the Company believes it is unlikely that it will have to make any material payments under these arrangements and the risk of loss is expected to be remote.

Exchange and clearinghouse guarantees
The Company is a member of several securities and futures exchanges and clearinghouses, both in the U.S. and other countries. Membership in some of these organizations requires the Company to pay a pro rata share of the losses incurred by the organization as a result of the default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member or to the amount (or a multiple of the amount) of the Company's contribution to a member's guarantee fund, or in a few cases, the obligation may be unlimited. It is difficult to estimate the Company's maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against the Company that have not yet occurred. However, based on historical experience, management expects the risk of loss to be remote.

Derivatives clearing member services
The Company provides clearing services for clients executing exchange traded derivative (ETDs) such as futures and options, as well as over-the-counter (OTC-cleared) derivative contracts with central counterparties (CCPs). As a clearing member, the Company stands behind the performance of its clients, collects cash and securities collateral (margin) as well as any settlement amounts from clients, and remits them to the relevant CCP in whole or part. There are two types of margin: variation margin, which is posted on a daily basis based on the value of clients' derivative contracts; and initial margin , which is posted at inception of a derivative contract, generally on the basis of the potential changes in the variation margin requirement for the contract. As a clearing member, the Company is exposed to the risk of nonperformance by the client, but the Company generally has not guaranteed and is not liable to clients for the performance of CCPs. In the event of non-performance by a client, the Company would close out the client's positions and access available margin. The CCP would utilize any margin it holds to make itself whole, with any remaining shortfalls required to be paid by the Company as clearing member. The Company mitigates its risk to the client through the collection of appropriate amounts of margin at inception

and throughout the life of the transactions and can also cease provision of clearing services if clients do not adhere to their obligations under the clearing agreement. The Company has assessed its role as clearing member and has concluded that when clearing on behalf of clients it acts as an agent for accounting purposes. As such, the Company does not reflect the clients underlying ETD or OTC-cleared derivatives contracts in its Consolidated Statement of Financial Condition. It does however reflect its exposure to nonperformance risk of the client through the recognition of variation margin payable or receivable to clients and CCPs. It is difficult to estimate the Company's maximum exposure through its role as clearing member for ETDs and OTC cleared derivatives, as this would require an assessment of transactions that clients may execute in the future. However, based upon historical experience, management believes it is unlikely that the Company will have to make any material payments under these arrangements and the risk of loss is expected to be remote.

Litigation

The Company maintains litigation reserves for certain of its outstanding litigation. In accordance with the provisions of U.S. GAAP for contingencies, the Company accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. The Company is a defendant in a number of cases involving mortgage-backed securities litigation and other matters. While the outcome of litigation is inherently uncertain, management believes, in light of all information known to it at December 31, 2013 that the Company's litigation reserves were adequate at such date. Management reviews litigation reserves periodically, and the reserve may be increased or decreased in the future to reflect further litigation developments. The Company believes it has meritorious defenses to claims asserted against it in its currently outstanding litigation and, with respect to such litigation, intends to continue to defend itself vigorously, litigating or settling cases according to management's judgment. For further discussion of certain litigation cases relating to JPMorgan Chase, including the estimate of the range of reasonably possible losses for JPMorgan Chase's legal proceedings, please refer to Note 31 of JPMorgan Chase's 2013 Form 10-K.

The litigation noted above involves multiple companies that are subsidiaries or affiliates of JPMorgan Chase, including the Company. Due to the overlapping nature of claims, JPMorgan Chase does not disaggregate the estimate of reasonably possible losses by individual subsidiary or affiliate. Where JPMorgan Chase and/or one or more of its subsidiaries or affiliates are named as defendants in a particular litigation, JPMorgan Chase has procedures to determine the proper allocation of legal costs among the several defendants.

The Company notes, however, that in light of the uncertainties involved in such proceedings, there is no assurance the ultimate resolution of these matters will not significantly exceed the reserves it has currently accrued.

Lease commitments

The following table presents required future minimum rental payments for office space under non-cancelable operating leases that expire after December 31, 2013:

(in millions)	Year ended December 31, 2013	
2014	$	5
2015		5
2016		3
2017		3
2018		3
After 2018		3
Total minimum payments required	$	22
Less: Sublease rentals under non-cancelable subleases		(1)
Net minimum payment required	$	21

17. Net Capital and Other Regulatory Requirements

JPMorgan Securities is a registered broker-dealer and futures commission merchant and, accordingly, is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule") and Rule 1.17 under the CFTC. The SEC has approved JPMorgan Securities' use of Appendix E of the Net Capital Rule, which establishes alternative net capital requirements ("net capital") for broker-dealers that are part of entities subject to consolidated supervision at the ultimate holding company level. Appendix E allows JPMorgan Securities to calculate net capital charges for market risk and derivatives-related credit risk based on mathematical models provided that it holds tentative net capital in excess of $1 billion and net capital in excess

of $500 million. JPMorgan Securities is also required to notify the SEC in the event that tentative net capital is less than $5 billion. JPMorgan Securities is also subject to the CFTC's minimum financial requirements which require the maintenance of net capital, as defined, equal to 8% of customer risk maintenance margin requirements plus 8% of non-customer risk maintenance margin requirements, all as defined in the capital rules of the CFTC.

At December 31, 2013, JPMorgan Securities' net capital of $12.8 billion exceeded the minimum net capital requirement of $2.0 billion by $10.8 billion. JPMorgan Securities' net capital computation, as defined, includes $2.4 billion, which is the net capital of Clearing Corp. in excess of 5% of Clearing Corp.'s aggregate debit items arising from customer transactions.

Under the sequestration requirement for customers trading on U.S. commodity exchanges the Company is required to sequester funds for certain over-the-counter derivative products. At December 31, 2013, the Company has sequestered $3.5 billion which was $585 million in excess of the requirement.

18. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2013, and through February 27, 2014 (the date of the filing of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Consolidated Statement of Financial Condition as of December 31, 2013.